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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 PACIFICNET INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    69511V207
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                                 (CUSIP Number)

   UNIT 1702, CHINACHEM CENTURY TOWER, 178 GLOUCESTER ROAD, WANCHAI, HONG KONG
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 MARCH 25, 2002
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sino Mart Management Ltd.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                                                  (a)
                                                                        (b)
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
        Not Applicable
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
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               7.   SOLE VOTING POWER
  NUMBER OF         3,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           3,000,000
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,000,000
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.12%
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14.  TYPE OF REPORTING PERSON*
     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  Security and Issuer.

         This Amendment No. 1 to the Schedule 13D filed on August 7, 2002, relates to the common stock, par value $0.0001 per share (the "Common Stock") of PacificNet Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Unit 1702, ChinaChem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Identity and Background.

         The response to Item 2 is hereby amended as follows

(a) This Schedule 13D is being filed by (i) Sino Mart Management Ltd. ("Sino Mart"), a corporation organized and existing under the laws of the British Virgin Islands (the "Reporting Person"); and (ii) Mr. Cho Sam Tong, the Chairman and sole shareholder, officer and director of Sino Mart.

(b) The principal business address for Sino Mart and Mr. Tong is: Unit 1702,ChinaChem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

(c) Sino Mart is in the business of providing management consulting services, venture capital investment, start-up angel investment, technology investment, business development, joint venture investment, mergers and acquisitions, and business and financial advisory services in the Greater China region. In addition, Sino Mart is also an investment holding company with diversified interests in technology, telecommunications, and industrial investments through its subsidiaries.

         Mr. ChoSam Tong is the sole shareholder, Chairman, sole officer and sole director of Sino Mart. Mr. Tong founded Sino Mart in 1999. From 1982 to 1999, Mr. Tong served as the Chairman and CEO of Talent Industrial Company (also known as "TaLee" and "TLC" brands), one of the largest manufacturers of electronic components and capacitors in China, with subsidiaries and sino-foreign joint-ventures in Shanghai, Hunan, Guilin, ChengDu, and over 1000 employees throughout China. Since its founding in 1982 by Mr. ChoSam Tong, Talent Industrial Company has been a leading manufacturer and supplier of electronic components to the telecommunications and consumer electronics industries in China, serving some of the leading consumer electronic makers in China such as Hitachi China, KONKA, listed on China's Shenzhen Stock Exchange, ChangHong, listed on China's Shanghai Stock Exchange, and Qiao Xing Universal Telephone, listed on Nasdaq. Mr. ChoSam Tong has over 20 years of experience in the financial and industrial reform of China, sino-foreign joint venture investments, management buy-out (MBO) and privatization of state-owned enterprises.

(d) Since its inception in 1999, Sino Mart has not been convicted in a criminal proceeding.

         During the last five years Mr. Tong has not been convicted in a criminal proceeding.

(e) Since its inception in 1999, Sino Mart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         During the last five years Mr. Tong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Sino Mart is a British Virgin Islands (BVI) registered corporation.

         Mr. Cho Sam Tong is a permanent resident and citizen of Hong Kong SAR China.

                                       3
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Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a subscription agreement executed on December 9, 2001, and subsequently amended on January 31, 2002 (the "Subscription Agreement"), Sino Mart agreed to pay $3,480,000 in cash to the Company as consideration for the issuance of 2,400,000 shares (the "Shares," (post 1-for-5 reverse split)) of the Company's Common Stock and 600,000 warrants (the "Warrants," (post 1-for-5 reverse split)) to Sino Mart. The source of the cash for the payment of the Shares was from the working capital of Sino Mart.

Item 4.  Purpose of Transaction.

         In connection with Sino Mart's execution of the Subscription Agreement, on March 25, 2002, Sino Mart purchased the Shares and the Warrants in a private placement transaction.

         Except as described in this Item 4 of this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) Sino Mart beneficially owns 3,000,000 shares of Common Stock, representing 42.12% of the total issued and outstanding shares of Common Stock of the Company, which includes 600,000 shares of common stock issuable to Sino Mart Management Ltd. upon exercise of a warrant.

         Mr. ChoSam Tong beneficially owns 3,070,000 shares of Common Stock, representing 42.22% of the total issued and outstanding shares of Common Stock of the Company, which includes shares of Common Stock owned by Sino Mart, which is controlled by Cho Sam Tong, and 600,000 shares of Common Stock issuable to Sino Mart upon the exercise of a warrant.

(b)      Sino Mart has sole voting and dispositive power over its shares.

         Mr. Tong has sole voting and dispositive power over the 70,000 shares beneficially owned directly by Mr. Tong.

(c) Sino Mart Management Ltd. has not effected any transactions in the Common Stock of the Company in the past 60 days.

         Mr. Tong has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Sino Mart Management Ltd., and those persons identified in clause (a) of this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)      Not Applicable


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Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1. Incorporated by reference to Exhibit 99.1 "Subscription Agreement by and between the Company and Sino Mart Management Ltd., dated as of December 9, 2001", previously filed on Form 8-K filed with the SEC on March 28, 2002.

         Exhibit 2. Incorporated by reference to Exhibit 99.2 "Amendment, dated January 31, 2002 to the Subscription Agreement by and between the Company and Sino Mart Management Ltd., dated as of December 9, 2001" previously filed on Form 8-K filed with the SEC on March 28, 2002.




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 30, 2003                        Sino Mart Management Ltd.


                                              By: /s/ ChoSam Tong
                                                  ------------------------------
                                                  Name:  ChoSam Tong
                                                  Title: Chairman, Director, CEO



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